CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the third and three quarters ended December 31, 2023
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated January 31, 2024 and provides information concerning our results of operations and financial condition for the third and three quarters ended December 31, 2023. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements and the related notes as at and for the third and three quarters ended December 31, 2023 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended April 2, 2023 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the fiscal year ended April 2, 2023 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;

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•the continued absence of material global supply chain disruptions to our business, ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to manage inventory and forecast our inventory need, which we continue to monitor, and to manage our production distribution networks. In anticipation of our expected growth and as an important hedge against inflation, we have built up our inventory to elevated levels. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events and the COVID-19 pandemic, which may further affect general economic and operating conditions;
•follow on effects of the recent U.S. banking failures;
•fluctuations in raw material costs, interest rates and currency exchange rates;

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•we may be unable to maintain effective internal controls over financial reporting; and
•our ability to successfully execute our Transformation program.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in “Note 2. Material accounting policy information and critical accounting estimates and judgments” in the Interim Financial Statements.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, ”RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars, and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.

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All references to “fiscal 2022” are to the Company’s fiscal year ended April 3, 2022; to “fiscal 2023” are to the Company’s fiscal year ended April 2, 2023; and to “fiscal 2024” are to the Company’s fiscal year ending March 31, 2024.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2024 is a 52-week fiscal year.
Certain comparative figures have been reclassified to conform with the current year presentation, where foreign exchange gains and losses related to the outstanding principal balance on the term loan facility, net of hedging, are reflected in the presentation of net interest, finance and other costs; previously this was presented in selling, general and administrative ("SG&A") expenses. This change was made to present all financing costs related to the term loan facility within the same financial statement caption in the consolidated interim statements of income. For the third and three quarters ended January 1, 2023, we reclassified foreign exchange gains and losses of $3.6m and $11.7m, respectively. This reclassification did not impact net income, earnings per share, or the interim statement of financial position in the comparative quarter.
Refer to “Components of our Results of Operations” in the MD&A section of our fiscal 2023 Annual Report for a description of the Company’s financial measures in accordance with IFRS. There have been no material changes in the Company’s components of our results of operations since April 2, 2023, apart from the reclassification of foreign exchange gains and losses to the term loan facility, net of hedging.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the third and three quarters ended December 31, 2023 compared to the third and three quarters ended January 1, 2023, and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Three quarters ended				Third quarter ended
	December 31, 2023	January 1, 2023		% Change	December 31, 2023	January 1, 2023		% Change
		Reclassified				Reclassified
Revenue	975.8	923.8		5.6%	609.9	576.7		5.8%
Gross profit	684.4	624.9		9.5%	449.7	416.4		8.0%
Gross margin	70.1%	67.6%	250	bps	73.7%	72.2%	150	bps
Operating income	101.4	130.0		(22.0)%	198.8	190.7		4.2%
Net income	50.5	78.9		(36.0)%	131.4	137.5		(4.4)%
Net income attributable to shareholders of the Company	53.4	75.8		(29.6)%	130.6	134.9		(3.2)%
Earnings per share attributable to shareholders of the Company
Basic	$0.52	$0.72		(27.8)%	$1.30	$1.28		1.6%
Diluted	$0.52	$0.72		(27.8)%	$1.29	$1.28		0.8%

CAD $ millions	December 31, 2023	January 1, 2023	April 2, 2023
Financial Position:
Cash	154.3	344.2	286.5
Net working capital[1]	353.7	326.5	328.0
Total assets	1,601.9	1,703.0	1,590.0
Total non-current liabilities	747.6	745.5	760.1
Equity	400.9	498.1	477.5
1Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

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FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions.
•New Products. We intend to continue investing in innovation and the development and introduction of new products, including talent development, as well as expand offerings in our existing product categories, across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels.
•Inflationary environment. Inflationary pressures may persist in future fiscal periods and may fluctuate materially between markets. Such pressures may, among other impacts globally, have an adverse effect on our ability to maintain current gross margin and SG&A expenses as a percentage of revenue. Elevated interest rates may impact our business, including borrowing and other costs, and the markets in which we operate. In addition, inflationary pressures may affect the amount of discretionary income available for certain customers to purchase our products.
•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 78.9% and 82.5% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2023 and fiscal 2022, respectively. Additionally, we generated 83.9% and 85.0% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2023 and fiscal 2022, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1 among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and

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fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2023 and 2022, we generated 70.1% and 72.5%, respectively, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures about Market Risk - Foreign exchange risk” in the MD&A below for more details on foreign exchange.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending, international travel, credit markets, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflict in Ukraine and continue to suspend all wholesale and e-Commerce sales to Russia. We also continue to monitor the ongoing conflict in the Middle East and the impacts on human life in both regions.
We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
BUSINESS DEVELOPMENTS
Business Combination
On November 1, 2023, a newly incorporated subsidiary of the Company, Paola Confectii Manufacturing Limited (“Paola Confectii”), acquired the business of Paola Confectii SRL, a luxury knitwear manufacturer for total cash consideration of $16.4m, subject to pricing adjustments. Based in Romania, Paola Confectii SRL has been a trusted partner in manufacturing knitwear for Canada Goose since we launched the category in 2017. This acquisition is expected to enhance product margins and supply control, while deepening in-house product expertise and capability.
In connection with the business combination, subject to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). The estimated value is calculated as a pre-determined percentage of net equity value, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. As at the date of acquisition, the estimated value of the payout was $6.6m. The Company recognized the amount as remuneration for future services to be performed conditional on employment until November 1, 2025, which will be expensed over two years.
Paola Confectii’s results of operations have been consolidated with those of the Company from the date of acquisition and are presented in the Other operating segment. Paola Confectii's results for the three quarters ended December 31, 2023 are not considered material to these consolidated financial statements.
See “Note 3. Business combination” in our Interim Financial Statements for detailed information on the acquisition of Paola Confectii SRL.

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Transformation Program
During the fiscal year ended April 2, 2023, the Company announced its Transformation Program. This multi-phase program is expected to increase operational efficiencies by optimizing production and procurement, developing people and resources, and focusing on our consumers to allow sustainable growth, profitability and long term value.
•During the first quarter of fiscal 2024, the Company completed the consolidation of one of our manufacturing facilities in Montreal to improve efficiencies in our supply chain.
•During the second quarter of fiscal 2024, the Company reduced its global corporate workforce by approximately 10% to improve efficiencies in the workforce and yield savings in labour costs moving forward.
•During the third quarter of fiscal 2024, the Company focused on preparing our stores for peak season and beyond, prioritizing the merchandising of our stores to further support optimal placement of product according to the demand relevant for each store location.
SEGMENTS
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our directly operated retail stores and our e-Commerce website available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, currently available in the United States and Canada.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment includes the introduction of travel retail within the second quarter ended of fiscal 2024.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales, certain SG&A expenses, and results from the newly acquired Paola Confectii business.

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As at December 31, 2023, our DTC segment by geography included the following directly operated permanent retail stores:

		Fiscal 2024
	April 2, 2023	Q1 Additions	Q2 Additions	Q3 Additions	December 31, 2023
Canada	9	—	—	—	9
United States	8	2	3	2	15
North America	17	2	3	2	24
Asia Pacific	26	—	5	1	32
EMEA[1]	8	1	—	—	9
Total permanent stores	51	3	8	3	65

		Fiscal 2023
	April 3, 2022	Q1 Additions	Q2 Additions	Q3 Additions	Q4 Additions	April 2, 2023
Canada	9	—	—	—	—	9
United States	6	—	—	2	—	8
North America	15	—	—	2	—	17
Asia Pacific	19	2	2	3	—	26
EMEA[1]	7	—	—	1	—	8
Total permanent stores	41	2	2	6	—	51
1EMEA comprises Europe, the Middle East, Africa, and Latin America.

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RESULTS OF OPERATIONS
For the three quarters ended December 31, 2023 compared to the three quarters ended January 1, 2023
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Three quarters ended		$ Change	% Change
	December 31, 2023	January 1, 2023
		Reclassified
Revenue	975.8	923.8	52.0	5.6%
Cost of sales	291.4	298.9	7.5	2.5%
Gross profit	684.4	624.9	59.5	9.5%
Gross margin	70.1%	67.6%		250	bps
SG&A expenses	583.0	494.9	(88.1)	(17.8)%
SG&A expenses as % of revenue	59.7%	53.6%		(610)	bps
Operating income	101.4	130.0	(28.6)	(22.0)%
Operating margin	10.4%	14.1%		(370)	bps
Net interest, finance and other costs	42.9	31.9	(11.0)	(34.5)%
Income before income taxes	58.5	98.1	(39.6)	(40.4)%
Income tax expense	8.0	19.2	11.2	58.3%
Effective tax rate	13.7%	19.6%		590	bps
Net income	50.5	78.9	(28.4)	(36.0)%
Net income attributable to non-controlling interest	(2.9)	3.1	(6.0)	(193.5)%
Net income attributable to shareholders of the Company	53.4	75.8	(22.4)	(29.6)%
Weighted average number of shares outstanding
Basic	102,144,232	105,238,509
Diluted	103,125,365	105,778,351
Earnings per share attributable to shareholders of the Company
Basic	$0.52	$0.72	(0.20)	(27.8)%
Diluted	$0.52	$0.72	(0.20)	(27.8)%
Revenue
Revenue for the three quarters ended December 31, 2023 was $975.8m, an increase of $52.0m or 5.6% from $923.8m for the three quarters ended January 1, 2023. Revenue generated from our DTC channel represented 69.6% of total revenue for the three quarters ended December 31, 2023 compared to 62.8% for the three quarters ended January 1, 2023. Total revenue grew in both Heavyweight Down and non-Heavyweight Down categories year-over-year. On a constant currency1 basis, revenue increased by 3.8% for the three quarters ended December 31, 2023 compared to the three quarters ended January 1, 2023, reflecting the strength of the euro relative to the Canadian dollar in the current period.

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	Three quarters ended		$ Change			% Change
CAD $ millions	December 31, 2023	January 1, 2023	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	679.2	579.8	99.4	(6.7)	92.7	17.1%	16.0%
Wholesale	270.9	328.3	(57.4)	(9.8)	(67.2)	(17.5)%	(20.5)%
Other	25.7	15.7	10.0	—	10.0	63.7%	63.7%
Total revenue	975.8	923.8	52.0	(16.5)	35.5	5.6%	3.8%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Three quarters ended		$ Change			% Change
CAD $ millions	December 31, 2023	January 1, 2023	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	176.3	185.8	(9.5)	—	(9.5)	(5.1)%	(5.1)%
United States	241.8	272.7	(30.9)	(6.4)	(37.3)	(11.3)%	(13.7)%
North America	418.1	458.5	(40.4)	(6.4)	(46.8)	(8.8)%	(10.2)%
Asia Pacific	359.0	240.1	118.9	(0.3)	118.6	49.5%	49.4%
EMEA[1]	198.7	225.2	(26.5)	(9.8)	(36.3)	(11.8)%	(16.1)%
Total revenue	975.8	923.8	52.0	(16.5)	35.5	5.6%	3.8%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the three quarters ended December 31, 2023 was $679.2m compared to $579.8m for the three quarters ended January 1, 2023. The increase of $99.4m or 17.1% was attributable largely to:
•Retail expansion, mainly in the United States and Mainland China, with 11 new permanent stores and three temporary stores converted to permanent stores during the three quarters ended December 31, 2023, in addition to ten stores in fiscal 2023 running for the full duration of the three quarters ended December 31, 2023 compared to partial operations in fiscal 2023.
•Total revenue grew in non-Heavyweight Down categories across all geographies, while Heavyweight down categories grew in Asia Pacific compared to the third quarter ended January 1, 2023.

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•Strong performance in Asia Pacific with positive comparable sales growth due to:
◦Continued improvements in tourism in the region.
◦Return of the domestic consumer and elevated traffic across our retail network in the region; in contrast to fiscal 2023, where reduced working hours and store closures as result of COVID-19 related restrictions unfavourably impacted Asia Pacific results.
◦Strong performance in the e-Commerce channel positively impacted by Singles’ Day in Greater China.
•DTC comparable sales growth1 of (0.8%). The decrease was driven by North America and EMEA, which was partially offset by strong performance in Asia Pacific. Driving factors for results were:
◦Negative comparable sales growth in North America and EMEA, due to a continuously challenging macroeconomic backdrop, and a decline in e-Commerce revenue in North America and EMEA, despite traffic increases in the majority of stores.
•The later onset of cold weather in Asia Pacific and warmer than seasonal weather in North America and EMEA throughout the current fiscal year may have affected purchase behaviour, including causing delayed purchases for our warmest Heavyweight Down products as consumers are buying closer to need.
1DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the three quarters ended December 31, 2023 was $270.9m compared to $328.3m for the three quarters ended January 1, 2023. The decrease of $57.4m or (17.5)% was due to lower overall order book value as planned. We were further impacted by higher returns from our wholesale partners who were impacted by similar macroeconomic headwinds as our DTC segment as well as lower re-order levels as we exert greater control over managing our inventory. During fiscal 2024, we continued streamlining of wholesale relationships as we optimize for greater DTC sales within our channel mix, consistent with our expectations, across all geographies. We have continued to manage our wholesale relationships based on the strategic nature of our partners, inventory in the segment and DTC distribution, which contributed to the planned year-over-year decrease.
Other
Revenue from our Other segment for the three quarters ended December 31, 2023 was $25.7m compared to $15.7m for the three quarters ended January 1, 2023. The increase of $10.0m or 63.7% was attributable to increased product sales to employees, friends and family events and revenue contributed by Paola Confectii.
See “Business Developments” for detailed information on the business combination.
Gross Profit
Gross profit and gross margin for the three quarters ended December 31, 2023 were $684.4m and 70.1%, respectively, compared to $624.9m and 67.6%, respectively, for the three quarters ended January 1, 2023. The increase in gross profit of $59.5m was attributable to higher DTC

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revenue as noted above and margin expansion. Gross margin in the current period has been favourably impacted by pricing, product mix from a decrease in Baffin revenue and from the sale of higher margin styles within both the Heavyweight Down and non-Heavyweight Down categories within Wholesale and segment mix due to a higher proportion of DTC sales, partially offset by higher product costs due to input cost inflation.

	Three quarters ended
	December 31, 2023		January 1, 2023
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	528.0	77.7%	449.4	77.5%	78.6	20	bps
Wholesale	150.2	55.4%	169.5	51.6%	(19.3)	380	bps
Other	6.2	24.1%	6.0	38.2%	0.2	(1,410)	bps
Total gross profit	684.4	70.1%	624.9	67.6%	59.5	250	bps
DTC
Gross profit in our DTC segment was $528.0m for the three quarters ended December 31, 2023 compared to $449.4m for the three quarters ended January 1, 2023. The increase of $78.6m in gross profit was attributable to higher revenues as noted above and slight margin expansion. The gross margin was 77.7% for the three quarters ended December 31, 2023, an increase of 20 bps compared to 77.5% in the comparative period. During the three quarters ended December 31, 2023, gross margin was driven by the favourable impact of pricing (+160 bps), partially offset by higher product costs (-60 bps) due to input cost inflation, higher inventory obsolescence provisioning (-50 bps) and higher freight and duty (-40 bps).
Wholesale
Gross profit in our Wholesale segment was $150.2m for the three quarters ended December 31, 2023 compared to $169.5m for the three quarters ended January 1, 2023. The decrease in gross profit of $19.3m was attributable to lower revenues, partially offset by gross margin expansion. The gross margin was 55.4% for the three quarters ended December 31, 2023, an increase of 380 bps compared to 51.6% in the comparative period. During the three quarters ended December 31, 2023, gross margin benefited from pricing (+310 bps), which included positive foreign exchange results due to the strengthening of the euro relative to the Canadian dollar, product mix (+220 bps) from the sale of higher margin styles within both the Heavyweight Down and non-Heavyweight Down categories as well as a decrease in revenue from Baffin, and the lower impact of the fair value inventory acquisition adjustment on sales related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”) in the current year (+80 bps), partially offset by higher product costs (-210 bps) due to input cost inflation.
Other
Gross profit in our Other segment was $6.2m for the three quarters ended December 31, 2023 compared to $6.0m for the three quarters ended January 1, 2023, due to increased revenue as described above.

Canada Goose Holdings Inc.	Page 13 of 43

SG&A Expenses
SG&A expenses were $583.0m for the three quarters ended December 31, 2023 compared to $494.9m for the three quarters ended January 1, 2023. The increase of $88.1m or 17.8% was attributable to $37.4m in higher costs related to the expanded retail network, $26.6m of activities related to the Transformation Program and $15.5m of incremental corporate personnel costs. The increase was partially offset by the timing of marketing activities to assist with brand awareness and support our growth, which occurred earlier in the year in fiscal 2023 than planned for fiscal 2024.

	Three quarters ended
	December 31, 2023		January 1, 2023
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
			Reclassified	Reclassified
DTC	234.6	34.5%	184.0	31.7%	(50.6)	(27.5)%
Wholesale	51.2	18.9%	51.0	15.5%	(0.2)	(0.4)%
Other	297.2		259.9		(37.3)	(14.4)%
Total SG&A expenses	583.0	59.7%	494.9	53.6%	(88.1)	(17.8)%
Depreciation and amortization included above, was $83.4m for the three quarters ended December 31, 2023 compared to $72.1m for the three quarters ended January 1, 2023, an increase of $11.3m which is attributable to continued retail expansion, including new stores opened in fiscal 2024 and those opened in the fourth quarter of fiscal 2023, and office expansion.
DTC
SG&A expenses in our DTC segment for the three quarters ended December 31, 2023 were $234.6m, or 34.5% of segment revenue, compared to $184.0m, or 31.7% of segment revenue, for the three quarters ended January 1, 2023. The increase of 2.8% in SG&A expenses as a percentage of segment revenue was driven by higher costs in the retail network and negative DTC comparable sales growth1, attributable to performance in North America and EMEA. The increase in costs of $50.6m or 27.5% was primarily due to $37.4m of costs associated with the retail network. This was driven by the expansion of the retail network in the United States and Asia Pacific, prior year store openings running for the full period in fiscal 2024, and higher costs from variable rent in Asia Pacific resulting from increased revenue compared to fiscal 2023. This region was impacted by COVID-19 restrictions in the comparative period. There were no COVID-19 related temporary store closure costs or restrictions in the three quarters ended December 31, 2023 compared to $0.2m in the comparative period.
1.DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
SG&A expenses in our Wholesale segment for the three quarters ended December 31, 2023 were $51.2m, or 18.9% of segment revenue, compared to $51.0m or 15.5% of segment revenue, for the three quarters ended January 1, 2023. The increase of 3.4% in SG&A expenses as a percentage of segment revenue was primarily driven by lower revenue.

Canada Goose Holdings Inc.	Page 14 of 43

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $297.2m for the three quarters ended December 31, 2023 compared to $259.9m for the three quarters ended January 1, 2023. The increase of $37.3m or 14.4% was attributable to $26.6m of activities related to the Transformation Program, including $21.1m of consultancy fees and $5.5m of corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce, $15.5m of incremental corporate personnel costs, and $1.3m of product donations for Gansu earthquake relief. The increase was partially offset by $3.9m of favourable foreign exchange fluctuations and $2.7m of favourable timing of marketing activities, which occurred earlier in the year in fiscal 2023 than planned for fiscal 2024. In the comparative period, donations of $2.8m were made to the United Nations for Ukrainian refugees, which did not recur in the current period.
Operating Income and Margin
Operating income and operating margin were $101.4m and 10.4% for the three quarters ended December 31, 2023 compared to $130.0m and 14.1% for the three quarters ended January 1, 2023. The decrease in operating income of $28.6m and operating margin of (370) bps were attributable to higher SG&A costs noted above, partially offset by higher gross profit.

	Three quarters ended
	December 31, 2023		January 1, 2023
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	293.4	43.2%	265.4	45.8%	28.0	(260)	bps
Wholesale	99.0	36.5%	118.5	36.1%	(19.5)	40	bps
Other	(291.0)		(253.9)		(37.1)
Total operating income	101.4	10.4%	130.0	14.1%	(28.6)	(370)	bps
DTC
DTC segment operating income and operating margin were $293.4m and 43.2% for the three quarters ended December 31, 2023 compared to $265.4m and 45.8% for the three quarters ended January 1, 2023. The increase in operating income of $28.0m was attributable to improved revenue and gross profit from expansion of the retail network, partially offset by higher costs as described above. The decrease in operating margin of (260) bps was attributable to higher costs associated with the expanded retail network and a decline in DTC comparable sales growth. There were no COVID-19 related temporary store closure costs in the three quarters ended December 31, 2023 compared to $3.2m in the comparative period.
Wholesale
Wholesale segment operating income and operating margin were $99.0m and 36.5% for the three quarters ended December 31, 2023 compared to $118.5m and 36.1% for the three quarters ended January 1, 2023. The decrease in operating income of $19.5m was attributable to lower gross profit. The increase in operating margin of 40 bps was attributable to the improved gross margin, driven by favourable pricing and product mix.

Canada Goose Holdings Inc.	Page 15 of 43

Other
Other segment operating loss was $(291.0)m for the three quarters ended December 31, 2023 compared to $(253.9)m for the three quarters ended January 1, 2023. The increase in operating loss of $(37.1)m was attributable to higher SG&A expenses as discussed above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $42.9m for the three quarters ended December 31, 2023 compared to $31.9m for the three quarters ended January 1, 2023. The increase of $11.0m, or 34.5% was driven by the increase in net loss of $15.5m on the fair value remeasurement of the put option (liability increase of $12.0m, excluding translation losses of $2.5m) and contingent consideration (liability decrease of $0.3m, excluding translation losses of $1.3m) related to the Japan Joint Venture. The increase was also due to $4.6m of higher interest related to principal payments on lease liabilities, and higher interest charges of $2.6m due to higher gross borrowings during the period on our facilities from the comparative period. The increase was partially offset by favourable foreign exchange fluctuations related to the term loan facility which is denominated in USD, net of hedging impacts, of $11.7m.
Income Taxes
Income tax expense was $8.0m for the three quarters ended December 31, 2023 compared to $19.2m for the three quarters ended January 1, 2023. For the three quarters ended December 31, 2023, the effective and statutory tax rates were 13.7% and 25.5%, respectively, compared to 19.6% and 25.3% for the three quarters ended January 1, 2023, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the three quarters ended December 31, 2023 was $50.5m compared to $78.9m for the three quarters ended January 1, 2023, driven by the factors described above.

Canada Goose Holdings Inc.	Page 16 of 43

RESULTS OF OPERATIONS
For the third quarter ended December 31, 2023 compared to the third quarter ended January 1, 2023
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Third quarter ended		$ Change	% Change
	December 31, 2023	January 1, 2023
		Reclassified
Revenue	609.9	576.7	33.2	5.8%
Cost of sales	160.2	160.3	0.1	0.1%
Gross profit	449.7	416.4	33.3	8.0%
Gross margin	73.7%	72.2%		150	bps
SG&A expenses	250.9	225.7	(25.2)	(11.2)%
SG&A expenses as % of revenue	41.1%	39.1%		(200)	bps
Operating income	198.8	190.7	8.1	4.2%
Operating margin	32.6%	33.1%		(50)	bps
Net interest, finance and other costs	14.8	2.4	(12.4)	(516.7)%
Income before income taxes	184.0	188.3	(4.3)	(2.3)%
Income tax expense	52.6	50.8	(1.8)	(3.5)%
Effective tax rate	28.6%	27.0%		(160)	bps
Net income	131.4	137.5	(6.1)	(4.4)%
Net income attributable to non-controlling interest	0.8	2.6	(1.8)	(69.2)%
Net income attributable to shareholders of the Company	130.6	134.9	(4.3)	(3.2)%
Weighted average number of shares outstanding
Basic	100,253,473	105,146,788
Diluted	101,308,836	105,668,608
Earnings per share attributable to shareholders of the Company
Basic	$1.30	$1.28	0.02	1.6%
Diluted	$1.29	$1.28	0.01	0.8%

Canada Goose Holdings Inc.	Page 17 of 43

Revenue
Revenue for the third quarter ended December 31, 2023 was $609.9m, an increase of $33.2m or 5.8%, from $576.7m for the third quarter ended January 1, 2023. Revenue generated from our DTC channel represented 84.3% of total revenue for the third quarter ended December 31, 2023 compared to 78.1% for the third quarter ended January 1, 2023. Revenue for non-Heavyweight Down categories and Heavyweight Down categories grew, while non-Heavyweight Down grew faster to become a larger share of revenue. On a constant currency1 basis, revenue increased by 5.3% for the third quarter ended December 31, 2023 compared to the third quarter ended January 1, 2023, reflecting the strengthening of the euro and softening of the Chinese yuan and Japanese yen relative to the Canadian dollar in the current period.

	Third quarter ended		$ Change			% Change
CAD $ millions	December 31, 2023	January 1, 2023	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	514.0	450.2	63.8	(1.1)	62.7	14.2%	13.9%
Wholesale	81.8	114.4	(32.6)	(1.3)	(33.9)	(28.5)%	(29.6)%
Other	14.1	12.1	2.0	—	2.0	16.5%	16.5%
Total revenue	609.9	576.7	33.2	(2.4)	30.8	5.8%	5.3%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

	Third quarter ended		$ Change			% Change
CAD $ millions	December 31, 2023	January 1, 2023	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	94.9	109.2	(14.3)	—	(14.3)	(13.1)%	(13.1)%
United States	157.5	182.8	(25.3)	(3.3)	(28.6)	(13.8)%	(15.6)%
North America	252.4	292.0	(39.6)	(3.3)	(42.9)	(13.6)%	(14.7)%
Asia Pacific	270.7	167.6	103.1	2.3	105.4	61.5%	62.9%
EMEA[1]	86.8	117.1	(30.3)	(1.4)	(31.7)	(25.9)%	(27.1)%
Total revenue	609.9	576.7	33.2	(2.4)	30.8	5.8%	5.3%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment was $514.0m for the third quarter ended December 31, 2023 compared to $450.2m for the third quarter ended January 1, 2023. The increase of $63.8m or 14.2% was driven by the following factors:
•Retail expansion mainly in United States and Asia Pacific with two new permanent stores and one temporary store converted to permanent in the quarter, in addition to six

Canada Goose Holdings Inc.	Page 18 of 43

openings in fiscal 2023 running for the full duration of the current quarter compared to partial operations in the comparative quarter.
•Total revenue from non-Heavyweight Down grew across all geographies except EMEA and Heavyweight Down grew in Asia Pacific compared to the third quarter ended January 1, 2023.
•Strong performance in Asia Pacific with positive comparable sales growth due to:
◦Continued improvements in tourism in the region.
◦Return of domestic consumer and elevation of traffic across our retail network in the region; in contrast to the third quarter of fiscal 2023, where reduced working hours and store closures as result of COVID-19 related restrictions unfavourably impacted Asia Pacific.
◦Strong performance in the e-Commerce channel positively impacted by Singles’ Day in Greater China.
•DTC comparable sales growth1 of (1.6%) was driven by lower e-Commerce revenue, partially offset by positive comparable store growth.
◦Negative comparable sales growth in North America and EMEA, due to a continuously challenging macroeconomic backdrop, a decline in e-Commerce revenue in North America and EMEA, despite traffic increases in the majority of stores.
•The later onset of cold weather in Asia Pacific and warmer than seasonal weather in North America and EMEA throughout the current quarter may have affected purchase behaviour, including causing delayed purchases for our warmest Heavyweight Down products as consumers are buying closer to need.
1DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $81.8m for the third quarter ended December 31, 2023 compared to $114.4m for the third quarter ended January 1, 2023. The decrease of $32.6m or (28.5)% was due to lower overall order book value as planned. We were further impacted by higher returns from our wholesale partners who were impacted by similar headwinds as our DTC segment, as well as lower re-order levels than in the comparative quarter as we exert greater control over managing our inventory.
Other
Revenue from our Other segment was $14.1m, for the third quarter ended December 31, 2023, and increased compared to $12.1m for the third quarter ended January 1, 2023. The increase of $2.0m was attributable to revenue contributed by Paola Confectii.
See “Business Developments” for detailed information on the business combination.

Canada Goose Holdings Inc.	Page 19 of 43

Gross Profit
Gross profit and gross margin for the third quarter ended December 31, 2023 were $449.7m and 73.7%, respectively, compared to $416.4m and 72.2%, respectively, for the third quarter ended January 1, 2023. The increase in gross profit of $33.3m was attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by pricing, partially offset by higher product costs due to input cost inflation.

	Third quarter ended
	December 31, 2023		January 1, 2023
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	403.6	78.5%	351.1	78.0%	52.5	50	bps
Wholesale	43.7	53.4%	60.6	53.0%	(16.9)	40	bps
Other	2.4	17.0%	4.7	38.8%	(2.3)	(2,180)	bps
Total gross profit	449.7	73.7%	416.4	72.2%	33.3	150	bps
DTC
Gross profit in our DTC segment was $403.6m for the third quarter ended December 31, 2023 compared to $351.1m for the third quarter ended January 1, 2023. The increase of $52.5m in gross profit was attributable to higher revenues as noted above and higher gross margins. The gross margin was 78.5% for the third quarter ended December 31, 2023, an increase of 50 bps compared to 78.0% in the comparative quarter. During the third quarter ended December 31, 2023, gross margin was impacted by pricing (+160 bps), partially offset by higher inventory obsolescence provisioning (-50 bps), unfavourable product mix (-40 bps) and higher freight & duty (-40 bps). In addition to the factors above, the comparative quarter included a higher fair value inventory acquisition adjustment on sales related to the Japan Joint Venture (as defined below), relative to the current quarter (+20 bps).
Wholesale
Gross profit in our Wholesale segment was $43.7m for the third quarter ended December 31, 2023 compared to $60.6m for the third quarter ended January 1, 2023. The decrease of $16.9m in gross profit was attributable to lower revenue partially offset by gross margin expansion. The gross margin was 53.4% for the third quarter ended December 31, 2023, an increase of 40 bps compared to 53.0% in the comparative quarter. During the third quarter ended December 31, 2023, gross margin was impacted by pricing (+280 bps), which included positive foreign exchange results due to the strengthening of the euro relative to the Canadian dollar and favourable product mix (+120 bps) due to lower revenue from Baffin. Partially offsetting margin results were higher product costs (-210 bps) due to input cost inflation and higher inventory obsolescence provisioning (-160 bps).
Other
Gross profit in our Other segment was $2.4m for the third quarter ended December 31, 2023 compared to $4.7m for the third quarter ended January 1, 2023. Gross margin was 17.0% for the third quarter ended December 31, 2023 compared to 38.8% for the third quarter ended January 1, 2023.

Canada Goose Holdings Inc.	Page 20 of 43

SG&A Expenses
SG&A expenses were $250.9m for the third quarter ended December 31, 2023 compared to $225.7m for the third quarter ended January 1, 2023. The increase of $25.2m or 11.2% was attributable to $21.5m in higher costs related to the expanded retail network, $5.6m of consultancy fees related to the Transformation Program, and $2.8m of incremental corporate personnel costs. The increase was partially offset by $3.2m of favourable foreign exchange fluctuations.

	Third quarter ended
	December 31, 2023		January 1, 2023
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
			Reclassified	Reclassified
DTC	116.5	22.7%	92.3	20.5%	(24.2)	(26.2)%
Wholesale	17.8	21.8%	21.8	19.1%	4.0	18.3%
Other	116.6		111.6		(5.0)	(4.5)%
Total SG&A expenses	250.9	41.1%	225.7	39.1%	(25.2)	(11.2)%
Depreciation and amortization, included above, was $29.3m for the third quarter ended December 31, 2023 compared to $24.7m for the third quarter ended January 1, 2023, an increase of $4.6m which is attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the third quarter ended December 31, 2023 were $116.5m, or 22.7% of segment revenue, compared to $92.3m, or 20.5% of segment revenue, for the third quarter ended January 1, 2023. The increase of 2.2% in SG&A expenses as a percentage of segment revenue was driven by higher costs incurred in the retail network and negative DTC comparable sales growth1, as a result of performance in North America and EMEA. The increase in costs of $24.2m or 26.2% was primarily due to $21.5m of costs associated with the retail network. This was driven by the expansion of the retail network in the United States and Asia Pacific, prior year store openings running for the full quarter in fiscal 2024, and higher costs from variable rent in Asia Pacific resulting from increased revenue compared to fiscal 2023. This region was impacted by COVID-19 restrictions in the comparative quarter. There were no COVID-19 related temporary store closure costs or restrictions in the third quarter ended December 31, 2023 compared to $0.8m in the comparative quarter.
1.DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
SG&A expenses in our Wholesale segment for the third quarter ended December 31, 2023 were $17.8m, or 21.8% of segment revenue, compared to $21.8m, or 19.1% of segment revenue, for the third quarter ended January 1, 2023. The increase of 2.7% in SG&A as a percentage of segment revenue was primarily driven by lower revenue in the quarter and $4.0m or 18.3% of lower costs. The decrease in costs was attributable to $2.2m reduced freight and warehouse costs driven by lower volumes, and $0.7m of lower personnel costs and commissions, partially offset by costs incurred related to the build-out of travel retail locations.

Canada Goose Holdings Inc.	Page 21 of 43

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $116.6m for the third quarter ended December 31, 2023 compared to $111.6m for the third quarter ended January 1, 2023. The increase of $5.0m or 4.5% was attributable to $5.6m of consultancy fees related to the Transformation Program, $2.8m of incremental corporate personnel costs, $1.3m of product donations for Gansu earthquake relief, and $1.0m of higher legal costs. The increase was partially offset by $3.2m of favourable foreign exchange fluctuations. In the comparative quarter, donations of $2.8m were made to the United Nations for Ukrainian refugees, which did not recur in the current quarter.
Operating Income and Margin
Operating income and operating margin were $198.8m and 32.6% for the third quarter ended December 31, 2023 compared to $190.7m and 33.1% for the third quarter ended January 1, 2023. The increase in operating income of $8.1m was attributable to higher gross profit, partially offset by higher SG&A costs noted above. The decrease in operating margin of (50) bps was attributable to higher SG&A costs, partially offset by the improved gross margin.

	Third quarter ended
	December 31, 2023		January 1, 2023
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	287.1	55.9%	258.8	57.5%	28.3	(160)	bps
Wholesale	25.9	31.7%	38.8	33.9%	(12.9)	(220)	bps
Other	(114.2)		(106.9)		(7.3)
Total operating income	198.8	32.6%	190.7	33.1%	8.1	(50)	bps
DTC
DTC segment operating income and operating margin were $287.1m and 55.9% for the third quarter ended December 31, 2023 compared to $258.8m and 57.5% for the third quarter ended January 1, 2023. The increase in operating income of $28.3m was attributable to improved revenue and gross profit, partially offset by higher costs associated with the expansion of the retail network. The decrease in operating margin of (160) bps was attributable to higher costs associated with the expanded retail network and a decline in DTC comparable sales growth, as described above. There were no COVID-19 related temporary store closure costs in the third quarter ended December 31, 2023 compared to $0.8m in the comparative quarter.
Wholesale
Wholesale segment operating income and operating margin were $25.9m and 31.7% for the third quarter ended December 31, 2023 compared to $38.8m and 33.9% for the third quarter ended January 1, 2023. The decrease in operating income of $12.9m was attributable to lower gross profit and SG&A expenses as discussed above. The decrease in operating margin of (220) bps was attributable to higher SG&A costs as discussed above, partially offset by the improved gross margin.

Canada Goose Holdings Inc.	Page 22 of 43

Other
Other segment operating loss was $(114.2)m for the third quarter ended December 31, 2023 compared to $(106.9)m for the third quarter ended January 1, 2023. The increase in operating loss of $7.3m was attributable to higher SG&A expenses as discussed above and lower gross profit realized in this segment.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $14.8m for the third quarter ended December 31, 2023 compared to $2.4m for the third quarter ended January 1, 2023. The increase of $12.4m was driven by the increase in net loss of $5.7m on the fair value remeasurement of the put option (liability increase of $4.9m, excluding translation losses of $0.4m) and contingent consideration (liability decrease of $0.4m, excluding translation losses of $0.8m) related to the Japan Joint Venture. The increase was also driven by unfavourable foreign exchange fluctuations related to the term loan facility which is denominated in USD, net of hedging impacts, of $4.1m.
Income Taxes
Income tax expense was $52.6m for the third quarter ended December 31, 2023 compared to $50.8m for the third quarter ended January 1, 2023. For the third quarter ended December 31, 2023, the effective and statutory tax rates were 28.6% and 25.5%, respectively, compared to 27.0% and 25.3% for the third quarter ended January 1, 2023, respectively. Given our global operations, the quarter to date effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the third quarter ended December 31, 2023 was $131.4m compared to $137.5m for third quarter ended January 1, 2023, driven by the factors described above.

Canada Goose Holdings Inc.	Page 23 of 43

Quarterly Financial Information
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net income (loss) attributable to shareholders of the Company	Earnings (loss) per share attributable to shareholders of the Company		Operating income (loss) (reclassified)	Adjusted EBIT[1]	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2024
Third Quarter	514.0	81.8	14.1	609.9	—%	130.6	$1.30	$1.29	198.8	207.2	$1.37
Second Quarter	109.4	162.0	9.7	281.1	—%	3.9	$0.04	$0.04	2.3	15.6	$0.16
First Quarter	55.8	27.1	1.9	84.8	—%	(81.1)	$(0.78)	$(0.78)	(99.7)	(91.1)	$(0.70)
Fiscal 2023
Fourth Quarter	227.5	45.5	20.2	293.2	24.1%	(3.1)	$(0.03)	$(0.03)	17.6	27.6	$0.14
Third Quarter	450.2	114.4	12.1	576.7	47.4%	134.9	$1.28	$1.28	190.7	197.1	$1.27
Second Quarter	94.8	180.7	1.7	277.2	22.8%	3.3	$0.03	$0.03	21.5	26.3	$0.19
First Quarter	34.8	33.2	1.9	69.9	5.7%	(62.4)	$(0.59)	$(0.59)	(82.2)	(75.9)	$(0.56)
Fiscal 2022
Fourth Quarter	185.6	34.9	2.6	223.1	20.3%	(9.1)	$(0.09)	$(0.09)	2.1	12.4	$0.04
1Adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company are non-IFRS financial measures, and adjusted net income (loss) per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and ratio, and a reconciliation of the non-IFRS financial measures to the nearest IFRS measure.
Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the second quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•COVID-19 beginning in the fourth quarter of fiscal 2020;
•the formation of the Japan Joint Venture on April 4, 2022;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;

Canada Goose Holdings Inc.	Page 24 of 43

•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar;
•the extra week in the third quarter of fiscal 2022; and
•the formation of the new subsidiary Paola Confectii on November 1, 2023, in connection with the business combination.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in net losses our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with the Japan Joint Venture and amendments to long-term debt agreements;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure;
•increased product costs due to cost inflation and higher interest rates; and
•the introduction of the Transformation Program in the fourth quarter of fiscal 2023.

Canada Goose Holdings Inc.	Page 25 of 43

NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income, constant currency revenue, net debt, net working capital, and free operating cash flow, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income per basic and diluted share attributable to shareholders of the Company, net debt leverage, and net working capital as a percentage of revenue, as well as DTC comparable sales growth which is a supplementary financial measure, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, as issued by the IASB, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS, as issued by the IASB, nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three quarters ended		Third quarter ended
CAD $ millions (except per share data)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
		Reclassified		Reclassified
Adjusted EBIT	131.7	147.5	207.2	197.1
Adjusted EBIT margin	13.5%	16.0%	34.0%	34.2%
Adjusted EBITDA	222.9	220.7	239.4	222.5
Adjusted net income attributable to shareholders of the Company	81.7	96.0	138.6	134.5
Adjusted net income per basic share attributable to shareholders of the Company	$0.80	$0.91	$1.38	$1.28
Adjusted net income per diluted share attributable to shareholders of the Company	$0.79	$0.91	$1.37	$1.27
Free operating cash flow	(27.6)	43.4	299.7	321.0

CAD $ millions	December 31, 2023	January 1, 2023	April 2, 2023
Net debt	(587.4)	(419.2)	(468.1)
Net working capital	353.7	326.5	328.0

Canada Goose Holdings Inc.	Page 26 of 43

Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income attributable to shareholders of the Company, and adjusted net income per basic and diluted share attributable to shareholders of the Company
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and/or that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See “Results of Operations - Revenue” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital
We define net working capital as current assets, net of cash, minus current liabilities, excluding the short-term borrowings and current portion of lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources - Financial Conditions” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information as an indicator of operational financial performance and to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities. See “Financial Conditions, Liquidity and Capital Resources - Cash Flows” below for a table providing the calculation of free operating cash flow.
DTC comparable sales growth
DTC comparable sales growth is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for

Canada Goose Holdings Inc.	Page 27 of 43

the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
The tables below reconcile net income to adjusted EBIT, adjusted EBITDA, and adjusted net income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the term loan facility, net of hedging, are now reflected in the presentation of net interest, finance and other costs; which was previously presented in SG&A expenses. Comparable periods have been reclassified to reflect this change.
See “Basis of Presentation” for additional details on the updates made to the comparable periods.

	Three quarters ended		Third quarter ended
CAD $ millions	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Net income	50.5	78.9	131.4	137.5
Add (deduct) the impact of:
Income tax expense	8.0	19.2	52.6	50.8
Net interest, finance and other costs	42.9	31.9	14.8	2.4
Operating income	101.4	130.0	198.8	190.7
Net temporary store closure costs (a)	—	3.2	—	0.8
Head office transition costs (c)	0.8	4.7	—	1.5
Japan Joint Venture costs (e)	2.4	8.3	2.3	4.1
Strategic initiatives (g)	21.1	—	5.6	—
Net corporate restructuring costs (h)	5.5	—	—	—
Legal proceeding costs (i)	—	2.2	—	—
Paola Confectii Earn-Out costs (k)	0.5	—	0.5	—
Other (l)	—	(0.9)	—	—
Total adjustments	30.3	17.5	8.4	6.4
Adjusted EBIT	131.7	147.5	207.2	197.1
Adjusted EBIT margin	13.5%	16.0%	34.0%	34.2%

Canada Goose Holdings Inc.	Page 28 of 43

	Three quarters ended		Third quarter ended
CAD $ millions	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Net income	50.5	78.9	131.4	137.5
Add (deduct) the impact of:
Income tax expense	8.0	19.2	52.6	50.8
Net interest, finance and other costs	42.9	31.9	14.8	2.4
Operating income	101.4	130.0	198.8	190.7
Net temporary store closure costs (a)	—	3.2	—	0.8
Head office transition costs (c)	0.8	4.7	—	1.5
Japan Joint Venture costs (e)	2.4	8.3	2.3	4.1
Strategic initiatives (g)	21.1	—	5.6	—
Net corporate restructuring costs (h)	5.5	—	—	—
Legal proceeding costs (i)	—	2.2	—	—
Paola Confectii Earn-Out costs (k)	0.5	—	0.5	—
Net depreciation and amortization (o)	91.2	73.2	32.2	25.4
Other (l)	—	(0.9)	—	—
Total adjustments	121.5	90.7	40.6	31.8
Adjusted EBITDA	222.9	220.7	239.4	222.5

Canada Goose Holdings Inc.	Page 29 of 43

	Three quarters ended		Third quarter ended
CAD $ millions	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Net income	50.5	78.9	131.4	137.5
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	3.3	—	0.8
Head office transition costs (c) (d)	1.2	5.9	—	2.0
Japan Joint Venture costs (e)	2.4	8.3	2.3	4.1
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (f)	10.8	(4.7)	3.0	(2.7)
Strategic initiatives (g)	21.1	—	5.6	—
Net corporate restructuring costs (h)	5.5	—	—	—
Legal proceeding costs (i)	—	2.2	—	—
Unrealized foreign exchange loss (gain) on Term Loan Facility (j)	—	11.7	0.5	(3.6)
Paola Confectii Earn-Out costs (k)	0.5	—	0.5	—
Other (l)	—	(0.9)	—	—
	41.5	25.8	11.9	0.6
Tax effect of adjustments	(6.2)	(4.3)	(1.3)	(0.3)
Deferred tax adjustment (m)	(0.5)	—	—	—
Adjusted net income	85.3	100.4	142.0	137.8
Adjusted net income attributable to non-controlling interest (n)	(3.6)	(4.4)	(3.4)	(3.3)
Adjusted net income attributable to shareholders of the Company	81.7	96.0	138.6	134.5

Weighted average number of shares outstanding
Basic	102,144,232	105,238,509	100,253,473	105,146,788
Diluted	103,125,365	105,778,351	101,308,836	105,668,608
Adjusted net income per basic share attributable to shareholders of the Company	$0.80	$0.91	$1.38	$1.28
Adjusted net income per diluted share attributable to shareholders of the Company	$0.79	$0.91	$1.37	$1.27
(a)Net temporary store closure costs of $nil and $nil were incurred in the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - $0.8m and $3.2m, respectively).
(b)Net temporary store closure costs incurred in (a) as well as $nil and $nil of interest expense on lease liabilities for temporary store closures for the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - less than $0.1m and $0.1m, respectively).
(c)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.

Canada Goose Holdings Inc.	Page 30 of 43

(d)Corporate head office transition costs incurred in (c) as well as $nil and $0.4m of interest expense on lease liabilities for the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - $0.5m and $1.2m, respectively).
(e)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(f)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded a loss of $3.0m and $10.8m on fair value remeasurement of the contingent consideration and put option during the third and three quarters ended December 31, 2023, respectively (third and three quarters ended January 1, 2023 - gain of $(2.7)m and $(4.7)m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of income.
(g)Consultancy fees incurred in connection with our Transformation Program.
(h)Corporate restructuring costs, net of share-based award forfeitures, associated with the reduction in workforce as part of our Transformation Program.
(i)Costs for legal proceeding fees including for the defence of class action lawsuits.
(j)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.
(k)Remuneration recognized for the Earn-Out related to the formation of the new subsidiary Paola Confectii. See “Business Developments” for detailed information on the Earn-Out in connection with the business combination.
(l)Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(m)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(n)Calculated as net income (loss) attributable to non-controlling interest within the Interim Financial Statements of $0.8m and $(2.9)m plus $2.6m and $6.5m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended December 31, 2023, respectively. Net income (loss) attributable to non-controlling interest within the Interim Financial Statements of $2.6m and $3.1m plus $0.7m and $1.3m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the third and three quarters ended January 1, 2023, respectively.
(o)Calculated as depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for temporary store closures (a), and corporate head office transition

Canada Goose Holdings Inc.	Page 31 of 43

costs (c). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital1 position as at December 31, 2023, January 1, 2023 and April 2, 2023.

CAD $ millions	December 31, 2023	January 1, 2023	$ Change	April 2, 2023	$ Change
Current assets	846.3	1,011.1	(164.8)	863.2	(16.9)
Deduct: Cash	(154.3)	(344.2)	189.9	(286.5)	132.2
Current assets, net of cash	692.0	666.9	25.1	576.7	115.3

Current liabilities	453.4	459.4	(6.0)	352.4	101.0
Deduct the impact of:
Short-term borrowings	(38.7)	(52.4)	13.7	(27.6)	(11.1)
Current portion of lease liabilities	(76.4)	(66.6)	(9.8)	(76.1)	(0.3)
Current liabilities, net of short-term borrowings and current portion of lease liabilities	338.3	340.4	(2.1)	248.7	89.6

Net working capital[1]	353.7	326.5	27.2	328.0	25.7
1Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at December 31, 2023, we had $353.7m of net working capital compared to $326.5m of net working capital as at January 1, 2023. Net working capital as a percentage of revenue was 32.7% as at December 31, 2023 and 32.2% in the comparative quarter. The $27.2m increase in net working capital, or 8.3%, was driven by an increase in trade receivables.
As at December 31, 2023, we had $353.7m of net working capital compared to $328.0m of net working capital as at April 2, 2023.
As at December 31, 2023, total inventory was relatively flat year-over-year. We have decelerated inventory growth in the three quarters ended December 31, 2023 since fiscal 2023 as compared to the three quarters ended January 1, 2023 to fiscal 2022. Planned deceleration of inventory growth and a shift to in-house production is expected to support alignment between production levels, anticipated revenue growth and utilize the evergreen product we have on-hand. However, higher finished goods inventory levels year-over-year are attributable to lower-than-expected sales compared to inventory planning. In response, during the three quarters ended December 31, 2023, we increased our obsolescence reserve for slow-moving finished goods and continue to focus on optimizing inventory productivity. We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.
Inventory of $1.6m was acquired through Paola Confectii, and its inventory level is $2.2m as at December 31, 2023.

Canada Goose Holdings Inc.	Page 32 of 43

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the third and three quarters ended December 31, 2023 compared to the third and three quarters ended January 1, 2023.

	Three quarters ended			Third quarter ended
CAD $ millions	December 31, 2023	January 1, 2023	$ Change	December 31, 2023	January 1, 2023	$ Change
Total cash from (used in):
Operating activities	81.8	109.3	(27.5)	348.3	351.0	(2.7)
Investing activities	(59.7)	(21.4)	(38.3)	(27.6)	(12.8)	(14.8)
Financing activities	(153.3)	(35.3)	(118.0)	(204.4)	(95.2)	(109.2)
Effects of foreign currency exchange rate changes on cash	(1.0)	3.9	(4.9)	0.5	4.1	(3.6)
(Decrease) increase cash	(132.2)	56.5	(188.7)	116.8	247.1	(130.3)
Cash, beginning of period	286.5	287.7	(1.2)	37.5	97.1	(59.6)
Cash, end of period	154.3	344.2	(189.9)	154.3	344.2	(189.9)

Free operating cash flow[1]	(27.6)	43.4	(71.0)	299.7	321.0	(21.3)
1Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue recognized earlier in the year.
Cash flows from operating activities
Cash flows from operating activities were $81.8m for the three quarters ended December 31, 2023 compared to $109.3m for the three quarters ended January 1, 2023. The decrease in cash from operating activities of $27.5m was due to lower net income, higher taxes paid of $24.7m and higher interest paid of $8.9m, partially offset by lower inventory production.
Cash flows from operating activities were $348.3m for the third quarter ended December 31, 2023 compared to $351.0m for the third quarter ended January 1, 2023. The decrease in cash flows from operating activities of $2.7m was due to higher taxes paid of $2.0m and higher interest paid of $3.5m, partially offset by lower inventory production.

Canada Goose Holdings Inc.	Page 33 of 43

Cash flows used in investing activities
Cash flows used in investing activities were $59.7m for the three quarters ended December 31, 2023 compared to $21.4m for the three quarters ended January 1, 2023. The increase in cash flows used in investing activities of $38.3m was primarily due to increased costs on capital expenditures by $23.4m, driven by the expansion of the retail network, the settlements associated with the completion of the new head office, as well as $12.3m for the acquisition of Paola Confectii.
Cash flows used in investing activities were $27.6m for the third quarter ended December 31, 2023 compared to $12.8m for the third quarter ended January 1, 2023. The increase in cash flows used in investing activities of $14.8m was primarily due to the acquisition of Paola Confectii for $12.3m and increased costs on capital expenditures driven by the expansion of the retail network.
Cash flows used in financing activities
Cash flows used in financing activities were $153.3m for the three quarters ended December 31, 2023 compared to cash flow used in financing activities of $35.3m for the three quarters ended January 1, 2023. The increase in cash flows used in financing activities of $118.0m was driven by $95.6m of higher payments for the purchase of subordinate voting shares that were cancelled related to the normal course issuer bid (“NCIB”) that begun during fiscal 2023 (the “Fiscal 2023 NCIB”) and the NCIB that begun during fiscal 2024 (the “Fiscal 2024 NCIB”) as described below, increased repayments of $16.2m on the Mainland China credit facilities and increased principal payments on lease liabilities of $5.2m. See “Financial Conditions, Liquidity and Capital Resources - Normal Course Issuer Bids”, for more information on the Fiscal 2023 and the Fiscal 2024 NCIB.
Cash flows used in financing activities were $204.4m for the third quarter ended December 31, 2023 compared to cash flow used in financing activities of $95.2m for the third quarter ended January 1, 2023. The increase in cash flows used in financing activities of $109.2m was driven by $38.2m of higher payments for the purchase of subordinate voting shares that were cancelled related to the Fiscal 2023 NCIB and Fiscal 2024 NCIB as described below, increased repayments of $30.4m on the revolving credit facility, $29.8m on the Mainland China credit facilities and $7.1m on the Japan credit facility.

Canada Goose Holdings Inc.	Page 34 of 43

Free operating cash flow1
The table below reconciles the cash flows from (used in) operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	Three quarters ended			Third quarter ended
CAD $ millions	December 31, 2023	January 1, 2023	$ Change	December 31, 2023	January 1, 2023	$ Change
Total cash from (used in):
Operating activities	81.8	109.3	(27.5)	348.3	351.0	(2.7)
Investing activities	(59.7)	(21.4)	(38.3)	(27.6)	(12.8)	(14.8)
Principal payments on lease liabilities	(49.7)	(44.5)	(5.2)	(21.0)	(17.2)	(3.8)
Free operating cash flow[1]	(27.6)	43.4	(71.0)	299.7	321.0	(21.3)
1Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Free operating cash flows in the three quarters ended December 31, 2023 decreased to $(27.6)m from $43.4m for the three quarters ended January 1, 2023 due to lower net income, lower cash flow from operating activities, higher cash flow used in investing activities, and higher principal paid on lease liabilities as described above.
Free operating cash flows in the third quarter ended December 31, 2023 decreased to $299.7m from $321.0m for the third quarter ended January 1, 2023 due to lower cash flow from operating activities, higher cash used in investing activities, and higher principal paid on lease liabilities as described above.
Indebtedness
The following table presents our net debt1 as at December 31, 2023, January 1, 2023, and April 2, 2023.

CAD $ millions	December 31, 2023	January 1, 2023	$ Change	April 2, 2023	$ Change
Cash	154.3	344.2	(189.9)	286.5	(132.2)
Mainland China Credit Facilities	(9.3)	(15.7)	6.4	(9.8)	0.5
Japan Credit Facility	(25.4)	(32.6)	7.2	(13.7)	(11.7)
Revolving Credit Facility	—	—	—	—	—
Term Loan Facility	(385.7)	(398.2)	12.5	(396.3)	10.6
Lease liabilities	(321.3)	(316.9)	(4.4)	(334.8)	13.5
Net debt[1]	(587.4)	(419.2)	(168.2)	(468.1)	(119.3)
1Net debt is non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.	Page 35 of 43

As at December 31, 2023, net debt was $587.4m compared to $419.2m as at January 1, 2023. The increase of $168.2m was driven by a decrease in cash of $189.9m, partially offset by decreased borrowings on the Mainland China credit facilities, Japan credit facility and the term loan facility. Net debt leverage1 as at December 31, 2023 was 2.1 times adjusted EBITDA, compared to 1.6 times adjusted EBITDA as at January 1, 2023.
Net debt as at December 31, 2023 was $587.4m compared to $468.1m as at April 2, 2023. The increase in net debt of $119.3m was driven by a decrease in cash of $132.2m and increased borrowings on the Japan credit facility, partially offset by decreased borrowings on term loan facility and lower lease liabilities.
See “Note 11. Borrowings” in our Interim Financial Statements, “Note 17. Borrowings”, “Factors affecting performance” and “Indebtedness” in our fiscal 2023 Annual Report for detailed information on our debt facilities and seasonality of the business.
Amendments to borrowings
Effective June 30, 2023, LIBOR rates were no longer published for U.S Dollars. As a result, in the first quarter ended July 2, 2023, the Company transitioned facilities and contracts denominated in U.S dollars applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). The Company entered into further amendments for the revolving credit facility, the term loan facility and the interest rate swaps to transition to SOFR. In connection with the amendments, during the first quarter ended July 2, 2023 the Company also extended the maturity of the revolving credit facility to May 15, 2028 and incurred transaction costs of $0.7m, on the extension of the revolving credit facility, which are being amortized using the effective interest rate method over the new term to maturity. The term loan facility now has an interest rate of SOFR plus a term SOFR adjustment of 0.11448%. There were no amendments to borrowings in the third quarter ended December 31, 2023.
Normal Course Issuer Bids
Share capital transactions for the three quarters ended December 31, 2023
Normal course issuer bid for Fiscal 2024
During the third quarter ended December 31, 2023, the Company has renewed its NCIB in relation to its subordinate voting shares. The Company is authorized to make purchases under the Fiscal 2024 NCIB from November 22, 2023 to November 21, 2024, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 4,980,505 subordinate voting shares, representing 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at November 10, 2023. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2024 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 71,846 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2023 and ending on October 31, 2023. A copy of the Company's notice of intention to commence a NCIB through the facilities of the TSX may be obtained, without charge, by contacting the Company.

Canada Goose Holdings Inc.	Page 36 of 43

The Company believes that the purchase of its subordinate voting shares under the Fiscal 2024 NCIB is an appropriate and desirable use of available excess cash.
In connection with the Fiscal 2024 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2024 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2024 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2024 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2024 ASPP or upon the date of expiry of the Fiscal 2024 NCIB.
During the three quarters ended December 31, 2023, under the Fiscal 2024 NCIB, since it was initiated on November 22, 2023, the Company purchased 1,862,550 subordinate voting shares for cancellation for total cash consideration of $29.5m, of which $2.3m was payable to the designated broker as at the period end. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $25.3m charged to retained earnings. Of the 1,862,550 subordinate voting shares purchased, 1,365,074 were purchased under the Fiscal 2024 ASPP for total cash consideration of $22.2m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the Fiscal 2024 ASPP was $43.1m as at December 31, 2023. The amount was charged to contributed surplus. Subsequent to the three quarters ended December 31, 2023, the Company purchased an additional 1,508,082 subordinate voting shares for cancellation for total cash consideration of $23.8m under the Fiscal 2024 ASPP. As at the filing date of this report, the remaining liability to the designated broker is $3.6m.
Normal course issuer bid for Fiscal 2023
Prior to the Fiscal 2024 NCIB, the Company maintained another NCIB in relation to its subordinate voting shares. The Company was authorized to make purchases from November 22, 2022 to November 21, 2023 under the Fiscal 2023 NCIB, in accordance with the rules of the TSX. The Board of Directors of the Company authorized the Company to repurchase up to 5,421,685 subordinate voting shares, representing 10% of the Public Float for the subordinate voting shares as at November 10, 2022.
During the three quarters ended December 31, 2023, under the Fiscal 2023 NCIB until its expiration, the Company purchased 4,268,883 subordinate voting shares for cancellation for total cash consideration of $83.3m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $73.6m charged to retained earnings. Of the 4,268,883 subordinate voting shares purchased, 1,184,152 were purchased under the automatic share purchase plan in connection with the Fiscal 2023 NCIB for total cash consideration of $25.3m.
During the validity of the Fiscal 2023 NCIB, the Company purchased 5,421,685, which represents the total authorized subordinate voting shares for cancellation for total cash consideration of $111.2m. Purchases were made during the validity of the Fiscal 2023 NCIB by means of open market transactions on the TSX, the NYSE and alternative trading systems in Canada and the United States.
See “Note 12. Shareholders’ equity” in our Interim Financial Statements and “Note 18. Shareholders’ equity” in our fiscal 2023 Annual Report for detailed information on the Fiscal 2024 NCIB and Fiscal 2023 NCIB.

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Contractual Obligations
Refer to “Contractual Obligations” in the MD&A section of our fiscal 2023 Annual Report and “Note 16. Financial risk management objectives and policies” of our Interim Financial Statements for a summary of the significant contractual obligations and other obligations of the Company. There have been no material changes since April 2, 2023.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. In Europe, a subsidiary of the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at December 31, 2023.
See “Note 16. Financial risk and management objectives and policies” in the Interim Financial Statements and “Off-Balance Sheet Arrangements” in our fiscal 2023 Annual Report for detailed information on our off-balance sheet arrangements.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at January 25, 2024, there were 45,931,714 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at January 25, 2024, there were 4,473,959 options, 521,551 restricted share units, and 389,858 performance share units outstanding under the Company’s equity incentive plans, of which 2,191,788 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units will be paid at settlement through the issuance of one subordinate voting share per unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. Moreover, within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k.

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In addition, a subsidiary of the Company in Europe manages credit risk through the agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
Our exposure to credit risk has not significantly changed from the fiscal year ended April 2, 2023. See “Quantitative and Qualitative Disclosures about Market Risk” in our fiscal 2023 Annual Report for detailed information on the Company’s credit risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan, Hong Kong dollar and Taiwanese dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.
As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Foreign exchange risk on borrowings
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable on the Mainland China credit facilities, the Japan credit facility, the revolving credit facility, and the term loan facility. The Company has entered into foreign exchange forward contracts to hedge 90% or USD270.0m of its exposure to foreign currency exchange risk related to principal payments on the term loan facility denominated in U.S. dollars.

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See “Note 16. Financial risk and management objectives and policies” in our Interim Financial Statements, and the “Foreign exchange risk” section of our fiscal 2023 Annual Report for detailed information about the Company’s hedging program.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China credit facilities, Japan credit facility, and the term loan facility, which currently bear interest rates at 3.00%, 0.34%, and 8.97%, respectively.
Interest rate risk on the term loan facility is partially mitigated by interest rate swap hedges. The Company has entered into five-year interest rate swap agreements terminating December 31, 2025 to pay fixed interest rates and receive floating interest rates on notional debt of USD270.0m. Effective June 30, 2023, the floating interest benchmark reference rate contained within the swap agreements were amended from LIBOR to SOFR and the average fixed rates were reduced from 1.97% to 1.76%. These swap agreements fix the interest rate on the USD300.0m term loan facility. Following the amendment, the interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the three quarters ended December 31, 2023 would have increased interest expense on the Mainland China credit facilities, Japan credit facility, and the term loan facility by $0.3m, $0.2m, and $3.0m, respectively (three quarters ended January 1, 2023 - $0.1m, $0.2m, and $2.9m, respectively).
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the third and three quarters ended December 31, 2023, the Company incurred expenses with related parties of $0.4m and $0.8m, respectively (third and three quarters ended January 1, 2023 - $0.3m and $0.8m, respectively) from companies related to certain shareholders. Balances owing to related parties as at December 31, 2023 were $0.4m (January 1, 2023 - $0.4m, April 2, 2023 - $0.4m).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.8m as at December 31, 2023 (January 1, 2023 - $3.3m, April 2, 2023 - $3.1m). During the third and three quarters ended December 31, 2023, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.3m and $1.0m, respectively (third and three quarters ended January 1, 2023 - $0.4m and $1.1m, respectively). No amounts were owing to Baffin entities as at December 31, 2023, January 1, 2023, and April 2, 2023.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $2.2m as at December 31, 2023 (January 1, 2023 - $2.8m, April 2, 2023 - $2.7m). During the third and three quarters ended December 31, 2023, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $1.3m and $3.2m, respectively (third and three quarters ended January 1, 2023 - $1.0m and $3.5m, respectively). Balances owing to Sazaby League as at December 31, 2023 were $0.1m (January 1, 2023 - $0.6m, April 2, 2023 - $0.2m).

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During the third and three quarters ended December 31, 2023, the Japan Joint Venture sold inventory of $1.1m and $1.2m, respectively to companies wholly owned by Sazaby League (third and three quarters ended January 1, 2023 - $1.1m and $1.2m, respectively). As at December 31, 2023, the Japan Joint Venture recognized a trade receivable of $0.9m from these companies (January 1, 2023 - $0.7m, April 2, 2023 - $0.1m).
Pursuant to the agreement entered between the Company and Sazaby League to form the Japan Joint Venture ("Joint Venture Agreement"), during the third and three quarters ended January 1, 2023, the Company sold inventory of $0.7m and $11.9m, respectively, to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. There was no outstanding receivable from Sazaby League as at January 1, 2023. During the third and three quarters ended January 1, 2023, the Japan Joint Venture repurchased $0.3m and $11.5m, respectively, of inventory from Sazaby League and the Japan Joint Venture recognized a payable to Sazaby League of less than $0.1m as at January 1, 2023 in accounts payable and accrued liabilities. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions. The repurchase of inventory pursuant to this Joint Venture Agreement was completed during the fourth quarter ended April 2, 2023.
In connection with the Paola Confectii business combination, for the third and three quarters ended December 31, 2023, the Company recognized $0.5m of remuneration costs related to the Earn-Out based on the estimated value of $6.6m for the payout. These costs have been included in other long-term liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at December 31, 2023.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at December 31, 2023. During the third and three quarters ended December 31, 2023, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling less than $0.1m, respectively. No amounts were owing to one of the PCML Vendors as at December 31, 2023.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. See “Critical Accounting Policies and Estimates” in our fiscal 2023 Annual Report for detailed information.

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CHANGES IN ACCOUNTING POLICIES
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Beginning April 3, 2023, the Company adopted the amendments. The adoption of the amendments did not have a material impact on the Interim Financial Statements.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the Organization for Economic Co-operation and Development (“OECD”) Pillar Two international tax reform. Upon issuance of the Amendments, the temporary exception has been adopted by the Company as at July 2, 2023. The disclosure requirements for current tax expense and the disclosures for enacted legislation but not yet effective are required for annual reporting periods beginning on or after January 1, 2023, but are not required for any interim period ending on or before December 31, 2023.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the three quarters ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of December 31, 2023.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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